

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Paul Travers
Chief Executive Officer
Vuzix Corporation
25 Hendrix Road, Suite A
West Henrietta, New York 14586

Re: Vuzix Corp
Registration Statement on Form S-3
Filed February 2, 2021
File No. 333-252673

Dear Mr. Travers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing